Exhibit 99.2

Condensed Consolidated Financial Statements
(in United States Dollars, unless otherwise stated)

June 30, 2013

CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of United States dollars)
	June 30	December 31
	2013	2012
		Restated
As at		(Note 3(a))

ASSETS
Current assets
Cash	$209,705	$603,401
Restricted cash	2,230	2,362
Receivables	29,777	29,503
Current income tax receivable	26,976	30,977
Inventories (Note 5)	80,515	74,077
Prepaids and deposits	3,363	3,334
	352,566	743,654

Non-current assets
Investments	1,343	111
Long-term inventories (Note 5)	89,290	85,979
Investment in jointly-controlled entity	20,408	20,463
Other long-term assets	73,852	83,289
Property, plant and equipment & mining interests (Note 6 and 7)	1,641,948	1,558,706
Intangible assets (Note 7)	35,471	54,825
Goodwill (Note 7)	268,214	348,214
	$2,483,092	$2,895,241

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	$65,881	$59,478
Dividend payable (Note 8(b))	9,852	-
Current income tax liability	4,241	6,040
Derivative liabilities	301	2,749
Current portion of debt and equipment financing obligations	5,135	5,038
Current portion of other liabilities	-	2,750
Current portion of provisions	15,201	19,326
	100,611	95,381

Non-current liabilities
Debt and equipment financing obligations	166,375	167,497
Option component of convertible senior notes	5,060	16,035
Provisions	31,078	32,360
Deferred income tax liability	282,952	288,131
	586,076	599,404

SHAREHOLDERS' EQUITY
Capital stock (Note 8)	2,018,869	2,307,978
Contributed surplus	52,248	50,881
Deficit	(173,387)	(62,917)
Accumulated other comprehensive loss	(714)	(105)
	1,897,016	2,295,837
	$2,483,092	$2,895,241

See accompanying notes to the unaudited condensed consolidated financial statements	1

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands of United States dollars)
	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012
		Restated		Restated
		(Note 4(d)		(Note 4(d)
		and 3(a))		and 3(a))

Revenue from mining operations	$57,660	$27,458	$122,545	$60,731

Cost of sales:
Production costs (Note 5)	39,055	10,029	66,930	20,708
Refining costs	125	132	250	216
Amortization and depletion (Note 5)	14,455	2,759	25,923	5,256
Reclamation, care and maintenance costs	985	1,693	2,242	3,836
Total cost of sales	54,620	14,613	95,345	30,016

General and administrative	7,743	6,707	14,122	15,281
Exploration and business development	283	273	549	530
Impairment charges	98,688	1,537	98,688	1,537
(Loss) / earnings from operations (Note 9)	(103,674)	4,328	(86,159)	13,367

Finance costs	(565)	(271)	(1,136)	(562)
Foreign exchange gain / (loss)	8,418	4,808	8,566	(5,120)
Other (loss) / income (Note 10)	(642)	6,240	6,124	(6,971)
Equity earnings / (loss) of jointly-controlled entity	960	-	(56)	-
(Loss) / earnings before income taxes	(95,503)	15,105	(72,661)	714

Deferred income tax expense / (recovery)	7,301	2,460	7,036	(4,290)
Current income tax expense (Note 11)	687	6,005	5,520	11,962
	7,988	8,465	12,556	7,672

Net (loss) / earnings from continuing operations	$(103,491)	$6,640	$(85,217)	$(6,958)
Net earnings from discontinued operations (Note 4(d))	-	15,043	-	29,856
Net (loss) / earnings	$(103,491)	$21,683	$(85,217)	$22,898

(Loss) / earnings per share (Note 12)
Basic (loss) / earnings per share from continuing operations	$(0.42)	$0.03	$(0.34)	$(0.02)
Basic earnings per share from discontinued operations	-	0.05	-	0.10
Basic (loss) / earnings per share	$(0.42)	$0.08	$(0.34)	$0.08

Diluted loss per share from continuing operations	$(0.42)	$(0.01)	$(0.34)	$(0.02)
Diluted earnings per share from discontinued operations	-	0.05	-	0.10
Diluted (loss) / earnings per share	$(0.42)	$0.04	$(0.34)	$0.08
Weighted average shares outstanding (Note 12)
Basic	247,025,811	282,071,487	253,288,330	282,010,497
Diluted	247,025,811	297,606,655	253,288,330	282,010,497

See accompanying notes to the unaudited condensed consolidated financial statements	2

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited, in thousands of United States dollars)
	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012
		Restated		Restated
		(Note 3(a))		(Note 3(a))

Net (loss) / earnings	$(103,491)	$21,683	$(85,217)	$22,898
Items that may be reclassified subsequently to net earnings:
Other comprehensive loss from continuing operations:
Unrealized loss on investments	(357)	(34)	(737)	(39)
Reclassification of accumulated losses on investments to earnings	-	-	128	-
Total other comprehensive loss from continuing operations	(357)	(34)	(609)	(39)

Other comprehensive income from discontinued operations:
Unrealized gain on derivatives designated as cash flow hedges	-	(2,440)	-	3,399
Reclassification of realized losses on cash flow hedges to earnings	-	1,213	-	1,795
Foreign exchange gain on translation of discontinued operations	-	(2,043)	-	(480)
Reclassification of foreign exchange loss on translation to earnings (Note 4(d))	-	2,199	-	2,199
Tax effect	-	587	-	587
Total other comprehensive income from discontinued operations	-	(484)	-	7,500
Total other comprehensive (loss) / income	(357)	(518)	(609)	7,461
Comprehensive (loss) / income	$(103,848)	$21,165	$(85,826)	$30,359

See accompanying notes to the unaudited condensed consolidated financial statements	3

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of United States dollars)
	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012
		Restated		Restated
		(Note 4(d)		(Note 4(d)
		and 3(a))		and 3(a))

OPERATING ACTIVITIES
Net (loss) / earnings from continuing operations	$(103,491)	$6,640	$(85,217)	$(6,958)
Payments to settle derivative liabilities	(546)	-	(528)	-
Payments to settle other liabilities	-	-	(2,750)	-
Payments to settle provisions	(1,245)	(2,635)	(3,033)	(4,115)
Items not affecting cash (Note 13)	123,973	(3,018)	130,341	17,938
Change in non-cash operating working capital (Note 13)	(4,816)	(5,222)	(11,839)	(630)
Operating cash flows from continuing operations	13,875	(4,235)	26,974	6,235

INVESTING ACTIVITIES
Proceeds from disposition of Australian operations, net of cash sold (Note 4(a))	-	44,755	-	44,755
Increase in restricted cash	(455)	-	(1,686)	-
Purchase of investments	(916)	-	(2,288)	-
Sale of investments	-	-	-	7,381
Expenditures on property, plant and equipment, mining interests and intangible assets	(60,274)	(112,776)	(105,778)	(225,529)
Investing cash flows from continuing operations	(61,645)	(68,021)	(109,752)	(173,393)

FINANCING ACTIVITIES
Repayment of debt and equipment financing obligations	(1,217)	(784)	(2,416)	(1,419)
Proceeds from debt and equipment financing obligations	-	44,191	-	72,292
Payment of dividends	(9,871)	-	(9,871)	-
Payment of financing fees on debt	-	(1,877)	-	(1,877)
Proceeds from exercise of stock options	-	148	3,094	547
Shares repurchased and cancelled (Note 8(a))	-	-	(301,066)	-
Financing cash flows from continuing operations	(11,088)	41,678	(310,259)	69,543
Impact of foreign exchange on cash	(649)	(1,870)	(659)	(1,797)

Net decrease in cash from continuing operations	(59,507)	(32,448)	(393,696)	(99,412)
Net decrease in cash from discontinued operations (Note 4(d))	-	(24,660)	-	(24,007)

Cash, beginning of period	269,212	113,133	603,401	179,444
Cash, end of period	$209,705	$56,025	$209,705	$56,025

See accompanying notes to the unaudited condensed consolidated financial statements	4

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited, in thousands of United States dollars)
	2013	2012
		Restated
For the six months ended June 30		(Note 3(a))

Capital stock
Balance, beginning of period	$2,307,978	$2,301,419
Shares repurchased and cancelled (Note 8(a))	(295,536)	-
Shares issued through employee share purchase plan	1,009	893
Shares issued on redemption of deferred share units	499	278
Shares issued for cash pursuant to exercise of stock options	3,094	547
Fair value of share-based compensation	1,825	680
Balance, end of period	$2,018,869	$2,303,817

Contributed surplus
Balance, beginning of period	$50,881	$45,232
Fair value of deferred share units redeemed	(499)	(278)
Fair value of share-based compensation	(1,825)	(680)
Share-based compensation	3,691	3,063
Balance, end of period	$52,248	$47,337

Deficit
Balance, beginning of period	$(62,917)	$(94,190)
Dividends declared (Note 8(b))	(19,723)	-
Premium on shares repurchased and cancelled (Note 8(a))	(5,530)	-
Net (loss) / earnings	(85,217)	22,898
Balance, end of period	$(173,387)	$(71,292)

Accumulated other comprehensive loss
Balance, beginning of period	$(105)	$(11,323)
Other comprehensive (loss) / income	(609)	7,461
Balance, end of period	$(714)	$(3,862)

Total shareholders' equity	$1,897,016	$2,276,000

See accompanying notes to the unaudited condensed consolidated financial statements	5

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

1.	Corporate information

AuRico Gold Inc. and its subsidiaries (collectively, the “Company” or “AuRico Gold”) are engaged in the mining, development and exploration of resource properties. AuRico Gold Inc., the ultimate parent, is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ). The Company is incorporated and domiciled in Canada and its head office and registered office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

The condensed consolidated financial statements of the Company and its subsidiaries were authorized for issue in accordance with a resolution of the Board of Directors dated August 8, 2013.

2.	Basis of preparation and statement of compliance

These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2012, except as disclosed below in note 3(a).

These condensed consolidated interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012 prepared in accordance with IFRS as issued by the IASB.

3.	Accounting changes and recent pronouncements

(a)	Adoption of new accounting standards

The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2013:

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, provides guidance on the recognition and measurement of stripping costs associated with surface mining operations. IFRIC 20 differentiates between two benefits that could accrue to an entity from stripping activities: (1) usable ore that can be used to produce inventory, and (2) improved access to further quantities of material that will be mined in future periods. IFRIC 20 provides guidance on when and how to account separately for these two benefits, as well as how to initially and subsequently measure them. If the costs of the stripping activity asset versus inventory produced are not separately identifiable, an entity is required to allocate production stripping costs between the two based on a relevant production measure. This guidance recommends a different method of allocating waste between capital and expense than the method previously used by the Company. IFRIC 20 has been applied prospectively to the Company’s production stripping costs incurred on or after January 1, 2012.

The adoption of this interpretation resulted in an increase of $3,330 in inventory, an increase of $3,276 in long-term inventory, a decline of $8,564 in property, plant and equipment & mining interests, and an increase of $1,958 in deficit in the Consolidated Balance Sheets as at December 31, 2012. The adoption of this interpretation also resulted in an increase of $1,958 in production costs in the Consolidated Statements of Operations for the year ended December 31, 2012, which decreased both the Company’s basic and diluted earnings per share by $0.01. For the three and six months ending June 30, 2012, the adoption of this interpretation increased the Company’s production costs in the Condensed Consolidated Statements of Operations by $401 and $539, respectively, which did not have an impact on basic or diluted earnings per share. For the three and six months ending June 30, 2012, the adoption of this interpretation decreased expenditures on property, plant and equipment, mining interests and intangible assets by $1,656 and $2,935, respectively, and decreased the change in non-cash operating working capital by $1,255 and $2,396, respectively, in the Condensed Consolidated Statements of Cash Flows.

IFRS 10, Consolidated Financial Statements, replaces the consolidated financial statements section of IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purposes Entities, in its entirety. IFRS 10 establishes the principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities, regardless of the nature of relationship. The new standard introduces a revised definition of control, and provides additional guidance on how to apply the control principle in a number of situations. There was no impact on the Company’s consolidated financial statements upon the adoption of this standard.

IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures, and requires the Company to classify its interest in a joint arrangement as either a joint operation or a joint venture. For a joint venture, the Company will account for its interest in the net assets of the joint venture using the equity method of accounting. The Company will no longer have the option to proportionately consolidate its share of the net assets, revenues and expenses of joint ventures. There was no impact on the Company’s consolidated financial statements upon the adoption of this standard.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

IFRS 12, Disclosure of Interests in Other Entities, outlines the disclosures required surrounding an entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities, to enable users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. IFRS 12 does not require the disclosures to be included for periods that precede the first annual period for which IFRS 12 is applied. Therefore, any additional disclosures about interests in other entities that are required by this standard will be provided in the Company’s consolidated financial statements for the year ended December 31, 2013.

IFRS 13, Fair Value Measurement, is a single source of fair value measurement guidance under IFRS. This new IFRS clarifies the definition of fair value, provides a clear framework for measuring fair value, and enhances the disclosures about fair value measurements. IFRS 13 is not only limited to financial instruments, but also applies to fair value measurement in other IFRS, such as impairment and employee future benefits. There was no impact on the Company’s consolidated financial statements upon the adoption of this standard.

IFRS 7, Financial Instruments: Disclosures, and IAS 32, Financial Instruments: Presentation, were amended to address the issue of offsetting financial assets and financial liabilities in the financial statements. The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the balance sheet or that are subject to master netting arrangements or similar arrangements. There was no impact on the Company’s consolidated financial statements upon the adoption of this amendment.

IAS 1, Presentation of Financial Statements, was amended to revise the presentation of other comprehensive income, requiring entities to group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently, with subtotals for each group. There was no impact on the Company’s consolidated financial statements upon the adoption of this amendment as all items are reclassifiable subsequently to net earnings.

The Company also adopted the amendments to IAS 19, Employee Benefits, IAS 27, Separate Financial Statements, and IAS 28, Investments in Associates and Joint Ventures, which did not have an impact on the Company’s consolidated financial statements.

(b)	Standards issued but not yet adopted

For the purposes of preparing and presenting the Company’s consolidated financial statements, the Company has adopted all standards and interpretations issued other than those discussed below. These standards have not been adopted because they are not effective for the Company until subsequent to December 31, 2013. Standards and interpretations issued, but not yet adopted include:

Effective for the Company
IFRS 9, Financial Instruments	January 1, 2015
Amendments to IAS 32, Financial Instruments: Presentation	January 1, 2014
IFRIC 21, Levies	January 1, 2014

IFRS 9, Financial Instruments, proposes to replace IAS 39 Financial Instruments: Recognition and Measurement. The replacement standard has three main phases, the first of which provides new guidance for the classification and measurement of financial assets and liabilities, including elimination of the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables, in exchange for the classification of financial assets and liabilities into the categories of either financial assets measured at amortized cost or financial assets measured at fair value. The second part, which is currently an exposure draft, provides guidance for amortized cost and impairment methodology for financial assets. The third part, which is also currently an exposure draft, proposes a revised general hedge accounting model. The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

The proposed amendments to IAS 32, Financial Instruments: Presentation, clarify situations in which an entity has a legally enforceable right to set-off a financial liability and financial asset. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The Company will evaluate the impact of this amendment on its consolidated financial statements based on the presentation of financial assets and liabilities outstanding at the time of adoption.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

IFRIC 21, Levies, sets out criteria for the recognition of liabilities for levies imposed by governments. The IFRIC identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. The Company is currently evaluating the impact of this interpretation on its consolidated financial statements.

4.	Discontinued operations

(a)	Australian operations

On May 4, 2012, the Company completed the sale of the Fosterville and Stawell mines and their related subsidiaries (collectively, the “Australian operations”) to Crocodile Gold. The consideration received was comprised of CAD $55 million in cash, 20 million Crocodile Gold common shares, and additional payments based on the future life-of-mine free cash flows, as defined in the agreement, from the Fosterville and Stawell mines. Per the agreement, once the cumulative free cash flow generated by the mines subsequent to closing has reached CAD $60 million, the Company will receive 100% of the next CAD $30 million of cumulative free cash flow in excess of CAD $60 million, and 50% of the next CAD $30 million of cumulative free cash flow in excess of CAD $90 million. In addition, the Company will receive 20% of any cumulative free cash flow in excess of CAD $120 million. Refer to note 7(b) for further information. The results of the Australian operations up to the date of disposal were presented as discontinued operations in 2012.

During the six months ended June 30, 2012, the Company recognized an impairment charge of $22,857 that resulted from the carrying value of the Australian net assets exceeding the estimated fair value of the consideration less costs to sell, measured at March 31, 2012. The Company also recognized a loss on disposal of $1,736 that resulted from the carrying value of the Australian net assets exceeding the estimated fair value of consideration received in the transaction, measured at May 4, 2012. The impairment charge and loss on disposal have been included in net earnings from discontinued operations in the Consolidated Statements of Operations.

(b)	El Cubo mine and Guadalupe y Calvo exploration property

On July 13, 2012, the Company completed the sale of the El Cubo mine and Guadalupe y Calvo exploration property to Endeavour Silver Corp. (“Endeavour”), through the acquisition by Endeavour of all of the shares of Mexgold Resources Inc., a wholly owned subsidiary of the Company with ownership of these assets. The consideration was comprised of $100 million in cash, 11,037,528 Endeavour common shares and $30 million in contingent payments to be paid upon the gold price exceeding specified levels. Refer to Note 14(c) for further information on the valuation of the contingent payments. The results of the El Cubo mine and Guadalupe y Calvo exploration property up to the date of disposal were presented as discontinued operations in 2012.

(c)	Ocampo mine

On December 14, 2012, the Company completed the sale of the Ocampo mine and the Venus and Los Jarros exploration properties (collectively, the “Ocampo mine”) to Minera Frisco S.A.B. de C.V. (“Minera Frisco”), through the disposition of all of the shares of AuRicoGold de Mexico S.A. de C.V., a wholly owned subsidiary of the Company with ownership of these assets. As part of the transaction, Minera Frisco also acquired a 50% interest in the Orion exploration project, located in Nayarit, Mexico. The consideration was comprised of $750 million in cash, including $27 million for Minera Frisco’s 50% interest in the Orion exploration project. The results of the Ocampo mine up to the date of disposal were presented as discontinued operations in 2012. The results of the Orion exploration project are presented within continuing operations.

During the three and six months ended June 30, 2012, the Company recognized a net realizable value adjustment on inventory of $14,366. This adjustment was required as the carrying value of Ocampo ore in process heap leach inventory exceeded its net realizable value.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

(d)	Results from discontinued operations

The results of these discontinued operations are presented as net earnings from discontinued operations in the Condensed Consolidated Statements of Operations and as a net decrease in cash from discontinued operations in the Condensed Consolidated Statements of Cash Flows for the three and six months ended June 30, 2012.

	Three Months	Six Months
	Ended	Ended
	June 30	June 30
Net earnings from discontinued operations:	2012	2012
Australian operations
Revenue from mining operations	$22,381	$87,267
Cost of sales	(16,496)	(57,288)
General and administrative	(102)	(495)
Exploration and business development	-	(911)
Impairment charge	-	(22,857)
Earnings from operations	5,783	5,716
Foreign exchange loss	(84)	(40)
Other income	311	92
Earnings before income taxes prior to disposition	6,010	5,768
Income tax expense	-	-
Net earnings prior to disposition	6,010	5,768
Loss on disposal	(1,736)	(1,736)
Disposition-related costs	(1,034)	(1,034)
Income tax recovery on disposal	366	366
Reclassification of foreign exchange loss on translation from other comprehensive income to earnings	(2,173)	(2,173)
Net earnings	$1,433	$1,191

El Cubo and Guadalupe y Calvo
Revenue from mining operations	$10,129	$29,172
Cost of sales	(8,486)	(22,921)
General and administrative	(331)	(693)
Earnings from operations	1,312	5,558
Foreign exchange gain / (loss)	2,985	(3,125)
Other (loss) / income	(204)	454
Loss before income taxes prior to disposition	4,093	2,887
Income tax recovery / (expense)	954	(1,240)
Net earnings	$5,047	$1,647

Ocampo mine
Revenue from mining operations	$53,683	$113,818
Cost of sales	(41,137)	(70,675)
General and administrative	(2,377)	(5,177)
Earnings from operations	10,169	37,966
Foreign exchange loss	2,344	(2,253)
Other income	427	1,063
Earnings before income taxes prior to disposition	12,940	36,776
Income tax expense	(4,377)	(9,758)
Net earnings	$8,563	$27,018

Net earnings from discontinued operations	$15,043	$29,856

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

	Three Months	Six Months
	Ended	Ended
	June 30	June 30
	2012	2012
Net decrease in cash from discontinued operations:
Australian operations
Operating cash flows	$2,817	$25,958
Investing cash flows	(6,380)	(25,744)
Financing cash flows	(531)	(2,103)
Impact of foreign exchange on cash	(231)	31
Net decrease in cash	$(4,325)	$(1,858)

El Cubo and Guadalupe y Calvo
Operating cash flows	$(962)	$4,822
Investing cash flows	(6,373)	(12,417)
Financing cash flows	-	-
Impact of foreign exchange on cash	(164)	(25)
Net decrease in cash	$(7,499)	$(7,620)

Ocampo mine
Operating cash flows	$14,912	$39,411
Investing cash flows	(26,189)	(52,359)
Financing cash flows	(1,188)	(2,247)
Impact of foreign exchange on cash	(371)	666
Net decrease in cash	$(12,836)	$(14,529)

Net decrease in cash from discontinued operations	$(24,660)	$(24,007)

5.	Inventories

	June 30	December 31
	2013	2012
		Restated
		(Note 3(a))
Supplies	$16,293	$15,020
Ore stockpiles	33,053	27,274
Ore in process	115,148	109,840
Finished goods	5,311	7,922
	169,805	160,056
Less: Long-term inventories	(89,290)	(85,979)
	$80,515	$74,077

As at June 30, 2013, the carrying value of the El Chanate ore in process heap leach inventory and the Young-Davidson low grade long-term stockpile inventory exceeded their net realizable values. As a result, the Company recognized net realizable value adjustments, which impacted production costs and amortization and depletion. As disclosed in the Company’s consolidated financial statements for the year ended December 31, 2012, ore stockpile and ore in process inventories include mining and processing costs, along with amortization and depletion related to mining and processing operations. The net realizable value adjustments have been allocated on a pro-rata basis between production costs and amortization and depletion based on their relative values at June 30, 2013.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The impact on production costs and amortization and depletion is as follows:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012
Operating production costs	$28,951	$10,029	$56,826	$20,708
El Chanate net realizable value adjustment	6,521	-	6,521	-
Young-Davidson net realizable value adjustment	3,583	-	3,583	-
Production costs	$39,055	$10,029	$66,930	$20,708

Operating amortization and depletion	$12,314	$2,759	$23,782	$5,256
El Chanate net realizable value adjustment	572	-	572	-
Young-Davidson net realizable value adjustment	1,569	-	1,569	-
Amortization and depletion	$14,455	$2,759	$25,923	$5,256

Ore in process inventory at June 30, 2013 included $12,487 (December 31, 2012 - $16,697) related to the excess of the fair value of El Chanate inventory over its carrying value at the acquisition date, which is being charged to earnings as the related inventory is sold.

6.	Property, plant and equipment & mining interests

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
Cost
At December 31, 2012 (a)	$543,825	$197,168	$806,025	$66,410	$1,613,428
Additions	60,997	24,503	34,097	1,456	121,053
Disposals	(3,165)	-	-	-	(3,165)
At June 30, 2013	$601,657	$221,671	$840,122	$67,866	$1,731,316
Accumulated amortization and depletion
At December 31, 2012	$(18,462)	$(36,260)	$-	$-	$(54,722)
Amortization and depletion	(13,142)	(23,139)	-	-	(36,281)
Disposals	1,635	-	-	-	1,635
At June 30, 2013	$(29,969)	$(59,399)	$-	$-	$(89,368)
Carrying value
At December 31, 2012	$525,363	$160,908	$806,025	$66,410	$1,558,706
At June 30, 2013	$571,688	$162,272	$840,122	$67,866	$1,641,948

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The carrying values by mine are as follows:

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
El Chanate	$49,173	$113,721	$8,402	$-	$171,296
Young-Davidson	493,466	48,551	831,720	-	1,373,737
Corporate and other	29,049	-	-	67,866	96,915
At June 30, 2013	$571,688	$162,272	$840,122	$67,866	$1,641,948

El Chanate	$44,793	$108,952	$7,544	$-	$161,289
Young-Davidson	450,753	51,956	798,481	-	1,301,190
Corporate and other	29,817	-	-	66,410	96,227
At December 31, 2012 (a)	$525,363	$160,908	$806,025	$66,410	$1,558,706

(a)

The El Chanate depletable mining interests balance at December 31, 2012 was restated to reflect the adoption of IFRIC 20, which has been applied prospectively to the Company’s production stripping costs incurred on or after January 1, 2012. Refer to note 3(a) for further details.

The carrying value of construction in progress at June 30, 2013 was $144,363 (December 31, 2012 - $105,791), including $143,157 (December 31, 2012 - $99,165) relating to projects at the Young-Davidson mine.

The Company has made commitments to acquire property, plant and equipment totaling $17,733 at June 30, 2013 (December 31, 2012 - $9,580).

7.	Impairment

Non-financial assets and cash-generating units (“CGU”) are tested for impairment or a reversal of impairment whenever there are indicators that an impairment has occurred or should be reversed. At the end of the quarter, the Company reassessed its gold price assumptions due to recent weakness in spot gold prices, which was considered to be an indicator of impairment. As a result, the Company performed impairment tests on the El Chanate CGU and its retained interest royalty held in the Australian Operations disposed of in 2012, as the fair value of these assets were significantly impacted by the Company’s changes in assumptions. The fair value of these non-financial assets are based on unobservable inputs (level 3 of fair value hierarchy, refer to Note 14).

(a)	El Chanate CGU

At June 30, 2013, the carrying value of the El Chanate CGU exceeded its recoverable amount of $249,683 by $80,000, which resulted in an impairment charge related entirely to goodwill. The primary contributors to this impairment charge were the revised gold price assumptions used in the June 30, 2013 test as compared to the assumptions used in the test performed at December 31, 2012.

IAS 34, Interim Financial Reporting, recognizes that the preparation of interim financial reports generally requires a greater use of estimation methods than annual financial reports. The Company’s estimates of reserves and resources, future production levels, operating costs and capital expenditures used in the impairment review in the annual financial statements are prepared following the Company’s life of mine planning process. In the second quarter of 2013, these estimates have been prepared based on 2012 life of mine plans, with certain limited adjustments to reflect significant known changes in those plans. These estimates necessarily have greater measurement uncertainty than those completed at the end of the annual life of mine planning process.

The fair value of the El Chanate CGU at June 30, 2013 was based on fair value less costs to sell (“FVLCS”) calculations. When observable market prices are not available for the asset, FVLCS is calculated using a discounted cash flow methodology taking into account the assumptions that would be made by market participants. Management projects cash flows over the remaining life of the mine using forecasted production and costs per the Company’s life of mine plan and the forecasted price of gold to project future revenues. The key assumptions used in determining FVLCS at June 30, 2013 were commodity prices, discount rates, operating costs, and capital expenditures. The Company does not use growth rates in determining this cash flow projection.

The Company develops commodity price forecasts by reference to numerous external analyst forecasts. The commodity pricing used in the impairment test approximated the mean of all of these forecasts, after adjusting for outliers. Ranges in gold prices were $1,300 to $1,400 per ounce, including long-term prices of $1,350 per ounce (December 31, 2012 - $1,825 to $1,425 per ounce).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The Company forecasts production, operating costs and capital expenditures based on expected life of mine plans developed from technical reports and historical cost experience.

The 6% discount rate (December 31, 2012 – 6%) used by the Company in calculating the El Chanate FVLCS was based on the weighted average cost of capital applicable to El Chanate. The rates chosen reflect a market participant’s view of the risk inherent in the cash flows associated with the mine and alternate investment returns.

Gold companies can trade at a market capitalization greater than their estimated discounted cash flows. This “NAV multiple” represents the multiple applied to the estimated discounted cash flows to arrive at the trading price. The NAV multiple is generally understood to take into account a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the life of mine plan, and the benefit of gold price optionality. A NAV multiple of 1.0 (December 31, 2012 – 1.0) was applied to the estimated discounted cash flows.

(b)	Retained interest royalty

At June 30, 2013, the carrying value of the retained interest royalty exceeded its recoverable amount of $15,316 by $18,688, which resulted in an impairment charge. As a result of the impairment charge, the Company also recorded a deferred tax recovery of $2,186, which resulted in a net impairment charge of $16,502. The primary contributors to this impairment charge were the revised short-term and long-term price assumptions used in the June 30, 2013 test as compared to the assumptions used in the test performed at December 31, 2012.

The Company determined the fair value of the retained interest royalty using a valuation model, which was based on the combined free cash flow expected to be generated by the Australian Operations. This model used a discounted cash flow methodology taking into account the assumptions that would be made by market participants. The key assumptions used in determining the fair value of these payments were future production, gold prices, operating costs, capital expenditures, foreign exchange rates and the discount rate. The Company forecasted future production, operating costs and capital expenditures based on the expected life of mine plans developed from technical reports and historical cost experience. In determining the fair value of the retained interest royalty, the Company used a gold price forecast of $1,300 to $1,400 per ounce, an average Australian to US dollar forward exchange rate of 1.13 to 1 USD, an average Australian dollar to Canadian dollar forward exchange rate of 1.13 to 1 CAD, and a credit-adjusted discount rate of 12%.

(c)	Other

During the three months ended June 30, 2012, the Company discontinued its exploration program on the La Bandera exploration property, and recognized an impairment charge of $1,537 and a tax recovery of $400, for a net impairment charge of $1,137.

8.	Shareholders’ equity

(a)	Capital stock

Authorized:

Unlimited number of common shares.
The Company’s shares have no par value.

Issued and outstanding:

	June 30, 2013		June 30, 2012
	Number of		Number of
	common	Ascribed	common	Ascribed
	shares	value	shares	value
Balance, beginning of period	282,326,547	$2,307,978	281,605,752	$2,301,419
Shares repurchased and cancelled	(36,144,578)	(295,536)	-	-
Shares issued through employee share purchase plan	143,528	1,009	105,137	893
Shares issued on redemption of deferred share units	71,845	499	30,279	278
For cash pursuant to exercise of stock options	458,168	3,094	116,065	547
Fair value of share-based compensation	-	1,825	-	680
Balance, end of period	246,855,510	$2,018,869	281,857,233	$2,303,817

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

During the six months ended June 30, 2013, the Company repurchased and cancelled 36,144,578 common shares under a “modified Dutch auction” substantial issuer bid, for a total purchase price of $301,066, including transaction costs. Of the $301,066 paid, $295,536 was recognized in capital stock to reduce the book value of the shares repurchased and the premium paid, including transaction costs, of $5,530 was recognized in deficit.

(b)	Dividends

On February 21, 2013, the Company announced an inaugural dividend policy, whereby the Company will pay a dividend of $0.16 per share in 2013 (payable quarterly). Subsequent to 2013, the dividend will be linked to operating cash flow, whereby the Company intends to pay out 20% of operating cash flow generated in the preceding quarter. At June 30, 2013, subsequent to approval of the second quarter dividend by the Company’s Board of Directors, the Company recognized a dividend payable of $9,852, which was charged directly to deficit in the Condensed Consolidated Balance Sheets. The Company announced the declaration of the dividend of $0.04 per share on July 3, 2013, payable to shareholders of record on July 15, 2013. The dividend was paid on July 29, 2013.

On June 11, 2013, the Company announced a dividend reinvestment plan, whereby shareholders may elect to reinvest dividends in additional common shares of the Company, commencing with the July 2013 dividend. Common shares issued under this plan will be issued at a 5% discount from the average market price of the common shares over the five day period preceding the relevant dividend payment date. The discount may be adjusted at a future date, but cannot exceed 5%.

(c)	Stock options (in Canadian dollars)

The Company has a long-term incentive plan under which share-based compensation, including stock options, deferred share units, restricted share units, performance share units, and restricted share units may be granted to directors, officers, employees, and consultants of the Company. The maximum number of common shares that may be reserved and set aside for issuance under the plan is 6.5% of the common shares outstanding at the time of granting the award (on a non-diluted basis). Stock options are generally exercisable for a maximum period of five to seven years from the grant date, and have vesting periods of three to four years or as determined by the Company’s Board of Directors.

Stock option disclosures are in Canadian dollars as the Canadian dollar is the source currency of the Company’s stock option grants.

The fair value of the options granted during the year-to-date was calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	June 30	June 30
	2013	2012
Dividend yield	2.19%	0%
Expected volatility	54.03%	59.20%
Risk free interest rate	1.28%	1.44%
Expected life	3.35 years	4.27 years
Exercise price	$7.27	$9.14
Share price	$7.35	$9.24
Grant date fair value	$2.52	$4.41

Expected volatility was determined based on historical share price volatility.

		June 30, 2013		June 30, 2012
		Weighted		Weighted
	Options	average price	Options	average price
Outstanding, beginning of period	10,239,564	$8.24	9,088,553	$8.93
Granted	878,476	$7.27	546,268	$9.11
Forfeited	(167,500)	$9.87	(177,500)	$10.08
Expired	(1,425,175)	$8.35	(493,633)	$17.00
Exercised	(458,168)	$6.76	(116,065)	$4.78
Outstanding, end of period	9,067,197	$8.17	8,847,623	$8.52
Options exercisable, end of period	4,220,345	$8.20	5,628,980	$8.11

During the six months ended June 30, 2013, employees, consultants, officers and directors of the Company exercised 458,168 options (six months ended June 30, 2012 - 116,065) for total proceeds of $3,091 (six months ended June 30, 2012 - $549). The weighted average share price at the date of exercise for stock options exercised during the six months ended June 30, 2013 was $7.39 (six months ended June 30, 2012 - $9.13) .

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

Set forth below is a summary of the outstanding options to purchase common shares as at June 30, 2013:

			Options outstanding		Options exercisable
	Number	Weighted average	Average life	Number	Weighted average
Option Price	outstanding	exercise price	(yrs)	exercisable	exercise price
$2.01 - 4.50	275,684	$2.84	2.53	275,684	$2.84
$4.51 - 5.50	33,250	$5.19	3.76	18,250	$5.29
$5.51 - 6.00	16,425	$5.73	2.35	16,425	$5.73
$6.01 - 6.50	195,000	$6.24	2.52	195,000	$6.24
$6.51 - 7.00	1,430,500	$6.78	4.60	642,000	$6.88
$7.01 - 7.50	888,226	$7.15	4.52	167,250	$7.35
$7.51 - 9.00	3,527,174	$8.11	4.50	1,318,674	$8.07
$9.01 - 9.50	793,750	$9.29	5.24	221,875	$9.29
$9.51 - 10.00	927,118	$9.72	3.85	765,367	$9.74
$10.01 - 10.50	200,000	$10.09	4.80	100,000	$10.09
$10.51 - 11.00	277,375	$10.91	4.85	89,875	$10.83
$11.01 - 12.50	502,695	$11.38	2.23	409,945	$11.29
Total	9,067,197			4,220,345

(d)	Employee share purchase plan

The Company has an Employee Share Purchase Plan which enables employees to purchase Company shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 75% of the employees’ contributions. The common shares are purchased based on the volume weighted average closing price of the last five days prior to the end of the quarter. During the three and six months ended June 30, 2013, the Company recognized $201 and $384 as expense (three and six months ended June 30, 2012 - $137 and $314) related to this plan. At June 30, 2013, all of the expense for the three months ended June 30, 2013 was payable by the Company (December 31, 2012 - $182).

(e)	Deferred share unit plan

The Company awards Deferred Share Units (“DSUs”) as an alternative form of compensation for Senior Officers and members of the Company’s Board of Directors. Each unit entitles the participant to receive one common share of the Company from treasury upon redemption. DSUs are measured on the grant date using the Company’s closing price on that date. A total of 62,786 were granted during the during the six months ended June 30, 2013 with a grant date fair value of $344 (six months ended June 30, 2012 - 34,640 units granted and vested with a grant date fair value of $304). A total of 71,845 DSUs were redeemed during the six months ended June 30, 2013 (six months ended June 30, 2012 - 30,279). At June 30, 2013, 243,588 DSUs were vested and outstanding (December 31, 2012 - 252,646).

9.	(Loss) / earnings from operations

 The Company’s loss from operations includes the following expenses presented by function:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012
Cost of sales	$153,308	$14,613	$194,033	$30,016
General and administrative	7,743	6,707	14,122	15,281
Exploration and business development	283	1,810	549	2,067
	$161,334	$23,130	$208,704	$47,364

Cost of sales for the three and six months ended June 30, 2013 includes impairment charges of $80,000 and $18,688 relating to the El Chanate mine and the retained interest royalty, respectively (three and six months ended June 30, 2012 - $Nil). These impairment charges are discussed further in note 7.

Included in general and administrative expense for the three and six months ended June 30, 2013 is $2,054 and $3,691, respectively, of share-based compensation expense (three and six months ended June 30, 2012 - $1,240 and $3,063).

Exploration and business development for the three months ended June 30, 2012 includes an impairment charge of $1,537 related to the La Bandera property.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

10.	Other (loss) / income

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012
Unrealized loss on investments	$(204)	$(2,590)	$(316)	$(2,619)
Realized loss on investments	-	-	-	(332)
Reclassification of accumulated losses on available-for-sale investments	-	-	(128)	-
Unrealized (loss) / gain on derivative assets and liabilities	(123)	896	2,071	1,193
Realized loss on derivative assets and liabilities	(670)	-	(189)	-
Fair value adjustment on option component of convertible senior notes	4,106	9,618	10,975	(4,184)
Unrealized loss on contingent consideration	(4,060)	-	(6,849)	-
Loss on extinguishment of debt	-	(2,406)	-	(2,406)
Interest income	410	608	603	1,263
Other	(101)	114	(43)	114
	$(642)	$6,240	$6,124	$(6,971)

11.	Income taxes

The current income tax expense recognized during the three and six months ended June 30, 2013 is based on the Company’s best estimate of the weighted average annual income tax rate expected for the full year, applied to the earnings before income taxes for the period. The Company determines the expected effective tax rate based on the estimated taxable profit or loss for the period, and thereby excludes non-tax deductible items from this determination.

12.	(Loss) / earnings per share

Basic earnings per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the three and six months ended June 30, 2013 and 2012. Diluted earnings per share is based on the assumption that stock options and warrants issued that have an exercise price less than the average market price of the Company’s common shares during the period have been exercised on the later of the beginning of the year and the date granted. Net earnings and basic weighted average shares outstanding are reconciled to diluted net earnings and diluted weighted average shares outstanding, respectively, as follows:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012
Net (loss) / earnings from continuing operations	$(103,491)	$6,640	$(85,217)	$(6,958)
Dilution adjustments:
Convertible senior notes	-	(9,618)	-	-
Diluted net (loss) / earnings from continuing operations	(103,491)	(2,978)	(85,217)	(6,958)
Net earnings from discontinued operations	-	15,043	-	29,856
Diluted net (loss) / earnings	$(103,491)	$12,065	$(85,217)	$22,898

Basic weighted average shares outstanding	247,025,811	282,071,487	253,288,330	282,010,497
Dilution adjustments:
Stock options	-	602,534	-	-
Convertible senior notes	-	14,932,634	-	-
Diluted weighted average shares outstanding	247,025,811	297,606,655	253,288,330	282,010,497

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The following items were excluded from the computation of diluted weighted average shares outstanding for the three and six months ended June 30, 2013 and 2012 because their effect would have been anti-dilutive:

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012
Stock options	9,067,197	5,606,038	9,067,197	8,847,623
Warrants issued	835,000	1,585,000	835,000	1,585,000
Convertible senior notes	15,249,853	-	15,249,853	14,932,634
.

13.	Supplemental cash flow information

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
Items not affecting cash:	2013	2012	2013	2012
Amortization and depletion	$14,455	$2,759	$25,923	$5,256
Unrealized foreign exchange (gain) / loss	(8,741)	(4,813)	(9,677)	5,009
Share-based compensation, net of forfeitures	2,054	1,240	3,691	3,063
Deferred income tax (recovery) / expense	7,301	2,460	7,036	(4,290)
Impairment charge	98,688	1,537	98,688	1,537
Unrealized loss on investments	204	2,590	316	2,619
Realized loss on sale of investments	-	-	-	332
Reclassification of accumulated losses on available-for-sale investments	-	-	128	-
Net realizable value adjustments	10,105	-	10,105	-
Unrealized loss / (gain) on derivative assets and liabilities	123	(896)	(2,071)	(1,193)
Realized loss on derivative assets and liabilities	670	-	189	-
Fair value adjustment on option component of convertible senior notes	(4,106)	(9,618)	(10,975)	4,184
Unrealized loss on contingent consideration	4,060	-	6,849	-
Equity (earnings) / loss of jointly-controlled entity	(960)	-	56	-
Loss on extinguishment of debt	-	1,897	-	1,897
Other non-cash items	120	(174)	83	(476)
	$123,973	$(3,018)	$130,341	$17,938

Change in non-cash operating working capital:
Receivables	$2,927	$477	$1,947	$10,172
Current income tax receivable	220	-	2,824	-
Prepaids and deposits	75	(1,106)	(101)	200
Inventories	(4,720)	(5,236)	(15,457)	(8,146)
Trade payables and accrued liabilities	(1,621)	(1,399)	624	(7,528)
Current income tax liability	(1,697)	2,042	(1,676)	4,672
	$(4,816)	$(5,222)	$(11,839)	$(630)

Supplemental information:
Interest paid	$238	$1,349	$3,666	$5,286
Interest received	$358	$529	$752	$1,184
Income taxes paid	$350	$5,716	$2,595	$20,030

Non-cash transactions:
Unwinding of discount on convertible notes capitalized to mining interests	$794	$759	$1,588	$1,518
Interest payable capitalized to mining interests	$1,461	$1,511	$1,461	$1,511

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

14.	Financial instruments and risk management

Fair values of financial instruments

The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements, other than the fair value of non-financial assets disclosed in note 7. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable or unobservable, as follows:

−	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
−	Level 2 inputs are based on inputs which have a significant effect on fair value that are observable, either directly or indirectly from market data; and
−	Level 3 inputs are unobservable (supported by little or no market activity).

		June 30, 2013	December 31, 2012
	Level 1	Level 2	Level 1	Level 2
Cash	$209,705	$-	$603,401 $	-
Restricted cash	34,176	-	34,219	-
Financial assets at fair value through profit or loss
Equity investments (a)	18	-	47	-
Warrants held (b)	-	203	-	-
Contingent consideration (c)	-	546	-	7,395
Available-for-sale financial assets
Equity investments (a)	1,122	-	64	-
Financial liabilities at fair value through profit or loss
Option component of convertible senior notes (d)	-	(5,060)	-	(16,035)
Currency forwards (e)	-	(301)	-	(1,348)
Warrants issued (b)	-	-	-	(1,401)
	$245,021	$(4,612)	$637,731 $	(11,389)

The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).

(a)	Equity investments

The Company’s equity investments, both available-for-sale and at fair value through profit or loss, are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of investment securities is calculated as the closing market price of the investment equity security multiplied by the quantity of shares held by the Company.

(b)	Warrants held and issued

The fair value of warrants, both held and issued, that are not traded on an active market is determined using a Black Scholes pricing model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy.

(c)	Contingent consideration

The Company calculates the fair value of the contingent consideration using a valuation model, which is based on the gold price exceeding specified levels during the three years following the closing date of the transaction. The valuation model uses a risk-neutral valuation approach paired with a Monte Carlo numerical method that relies on simulated weekly gold prices over the remaining term, which ends on July 13, 2015, using a gold price of $1,233 per ounce as the initial spot price within the simulation model at June 30, 2013. As the valuation of the contingent consideration is dependent on inputs derived from observable data, it is classified within Level 2 of the fair value hierarchy. The contingent consideration asset is included within other long-term assets on the Condensed Consolidated Balance Sheets.

Changes in gold price assumptions would have the following impact on net earnings for the three and six months ended June 30, 2013:

5% increase in gold prices	$356
5% decrease in gold prices	$(235)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

(d)	Option component of convertible senior notes

The Company calculates the fair value of the option component of convertible senior notes using a convertible bond valuation model, which uses inputs, including the Company’s share price, volatility of the notes, and credit spreads. Because the valuation is dependent on inputs derived from observable market data, the option component of the convertible senior notes is classified within Level 2 of the fair value hierarchy. The fair value was calculated using the following assumptions:

	June 30	June 30
	2013	2012
Volatility	39%	31%
Credit spreads	5.50%	4.00%

Changes in these assumptions would have the following impact on net earnings for the three and six months ended June 30, 2013 and 2012:

	June 30	June 30
	2013	2012
5% increase in volatility	$(1,972)	$(4,865)
5% decrease in volatility	$1,748	$4,910
0.5% increase in credit spreads	$(186)	$(884)
0.5% decrease in credit spreads	$182	$870

(e)	Currency forwards

As at June 30, 2013, the Company had entered into one forward contract to hedge against the risk of an increase in the value of the Mexican peso versus the US dollar. Under the contract, the Company has agreed to purchase 120,000,000 Mexican pesos at a rate of 12.68 on September 20, 2013, for approximately $9,467. The contract had a negative fair value of $301 at June 30, 2013, which was determined using forward pricing spreads in effect at the end of the reporting period.

During the three and six months ended June 30, 2013, the company recognized an unrealized loss of $418 and an unrealized gain of $708, respectively, in net earnings relating to fair value adjustments on forward contracts. In addition, during the three and six months ended June 30, 2013, the company recognized a realized losses of $670 and $189, respectively, on forward contracts that settled during the period.

A forward contract settled during the three months ended June 30, 2012, prior to the discontinuation of hedge accounting, resulting in a loss of $1,213. The recognition of this hedging loss resulted in a $333 increase in production costs, a $370 increase in inventory, a $70 increase in general and administrative costs, and a $440 increase in mining interests.

Two forward contracts settled during the six months ended June 30, 2012, prior to the discontinuation of hedge accounting, resulting in a loss of $1,795. The recognition of this hedging loss resulted in a $536 increase in production costs, a $470 increase in inventory, a $110 increase in general and administrative costs, and a $679 increase in mining interests. All prior period hedge accounting adjustments have been included in discontinued operations as the hedge related to the Ocampo mine.

15.	Segmented information

The Company’s reportable segments are consistent with the Company’s operating segments and consist of the geographical regions in which the Company operates. In determining the Company’s segment structure, the Company considered the basis on which management, including the chief operating decision maker, reviews the financial and operational performance of the Company, and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company has two reportable segments, as follows:

−	Mexico: El Chanate mine
−	Canada: Young-Davidson mine

Corporate and other consists of the Company’s corporate offices and exploration properties. Discontinued operations consist of the Fosterville mine and Stawell mine in Australia, as well as the Ocampo mine, the El Cubo mine and Guadalupe y Calvo exploration property in Mexico. Refer to note 4 for further information on the Company’s discontinued operations.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The following are the operating results by reportable segment:

			Three months ended June 30, 2013
			Corporate		Discontinued
	Mexico	Canada	and other	Total	operations

Revenue from mining operations	$30,990	$26,670	$-	$57,660	$-

Production costs	21,559	17,496	-	39,055	-
Refining costs	103	22	-	125	-
Amortization and depletion	5,033	9,339	83	14,455	-
Reclamation, care and maintenance costs	-	-	985	985	-
General and administrative	525	-	7,218	7,743	-
Exploration and business development	-	-	283	283	-
Impairment charges	80,000	-	18,688	98,688	-
	107,220	26,857	27,257	161,334	-
(Loss) / earnings from operations	$(76,230)	$(187)	$(27,257)	$(103,674)	$-
Expenditures on property, plant and equipment, mining interests & intangible assets	$11,627	$48,398	$249	$60,274	$-

			Three months ended June 30, 2012
			Corporate		Discontinued
	Mexico	Canada	and other	Total	operations

Revenue from mining operations	$27,458	$-	$-	$27,458	$86,193

Production costs	10,029	-	-	10,029	50,038
Refining costs	132	-	-	132	445
Amortization and depletion	2,533	-	226	2,759	15,636
Reclamation, care and maintenance costs	-	-	1,693	1,693	-
General and administrative	110	-	6,597	6,707	2,810
Exploration and business development	-	-	273	273	-
Impairment charges	-	-	1,537	1,537	-
	12,804	-	10,326	23,130	68,929
Earnings / (loss) from operations	$14,654	$-	$(10,326)	$4,328	$17,264
Expenditures on property, plant and equipment, mining interests & intangible assets	$10,012	$99,743	$3,021	$112,776	$38,942

			Six months ended June 30, 2013
			Corporate		Discontinued
	Mexico	Canada	and other	Total	operations

Revenue from mining operations	$59,110	$63,435	$-	$122,545	$-

Production costs	32,754	34,176	-	66,930	-
Refining costs	181	69	-	250	-
Amortization and depletion	8,446	17,310	167	25,923	-
Reclamation, care and maintenance costs	-	-	2,242	2,242	-
General and administrative	840	-	13,282	14,122	-
Exploration and business development	-	-	549	549	-
Impairment charges	80,000	-	18,688	98,688	-
	122,221	51,555	34,928	208,704	-
(Loss) / earnings from operations	$(63,111)	$11,880	$(34,928)	$(86,159)	$-
Expenditures on property, plant and equipment, mining interests & intangible assets	$22,061	$82,755	$962	$105,778	$-

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

			Six months ended June 30, 2012
			Corporate		Discontinued
	Mexico	Canada	and other	Total	operations

Revenue from mining operations	$60,731	$-	$-	$60,731	$230,257

Production costs	20,708	-	-	20,708	121,753
Refining costs	216	-	-	216	1,069
Amortization and depletion	4,972	-	284	5,256	28,062
Reclamation, care and maintenance costs	-	-	3,836	3,836	-
General and administrative	271	-	15,010	15,281	6,365
Exploration and business development	-	-	530	530	911
Impairment charges	-	-	1,537	1,537	22,857
	26,167	-	21,197	47,364	181,017
Earnings / (loss) from operations	$34,564	$-	$(21,197)	$13,367	$49,240
Expenditures on property, plant and equipment, mining interests & intangible assets	$21,224	$200,094	$4,211	$225,529	$90,520

The following are total assets by reportable segment:

			Corporate
	Mexico	Canada	and other	Total
Total assets at June 30, 2013	$338,671	$1,748,365	$396,056	$2,483,092
Total assets at December 31, 2012	$396,733	$1,669,632	$828,876	$2,895,241

The Company’s revenue is derived from the sale of gold and silver in Mexico and Canada, as disclosed in the tables above. Prior to the disposition of the Australian operations, the Ocampo mine, and the El Cubo mine, the Company sold all gold and silver produced to four customers. The Company now sells all gold and silver produced to two customers. The Company is not economically dependent on these customers for the sale of its product because gold and silver can be sold through numerous commodity market traders worldwide.